Exhibit 2.1

AMENDMENT NO. 1 TO THE SHARE PURCHASE AGREEMENT

THIS AMENDMENT NO. 1, dated May 10, 2013 (this “Amendment”), is entered into by and among AIG Capital Corporation, a Delaware corporation (‘Seller”), American International Group, Inc., a Delaware corporation (“Parent”) and Jumbo Acquisition Limited, a Cayman Islands exempted company with limited liability (“Purchaser” and together with Parent and Purchaser, the “Parties” and each a “Party”), and amends the Share Purchase Agreement (the “Purchase Agreement”), dated as of December 9, 2012, by and among Seller, Parent and Purchaser. Capitalized terms used herein and not otherwise defined herein have the meanings given such terms in the Purchase Agreement.

RECITALS

WHEREAS, Seller, Parent and Purchaser entered into the Purchase Agreement, pursuant to which Purchaser agreed to acquire not less than 80.1% of the then issued and outstanding shares of the common stock of the Company;

WHEREAS, the Parties desire to amend the Purchase Agreement in the manner set forth below.

NOW, THEREFORE, the Parties agree as follows:

1.	Long-Stop Date. Clause 7.6(b) of the Purchase Agreement is hereby deleted and replaced with the following: “by any of the Parent, the Seller or the Purchaser if the Initial Completion has not occurred on or before June 14, 2013 (the “Long-Stop Date”); provided that the right to terminate this Agreement pursuant to this clause 7.6(b) shall not be available to any party who shall have materially breached or failed to perform any of its Warranties or Purchaser Warranties, as applicable, or Pre-Completion Covenants in any manner that shall have resulted in the failure of the Initial Completion to occur on or before the Long-Stop Date;”.

2.	Form RW. The second sentence of clause 9.3 of the Purchase Agreement is hereby deleted and replaced with the following: “On the Initial Completion Date, the Seller shall cause ILFC Holdings, Inc. to file a Registration Withdrawal Request on Form RW with the SEC with respect to the Company Prospectus.”

3.	Effectiveness; Confirmation of Other Provisions. This Amendment shall become effective on the date hereof. Except as modified herein, all other terms and provisions of the Purchase Agreement are hereby confirmed and ratified in all respects.

4.	Governing Law. This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflicts of law principles that would apply the Law of another jurisdiction.

5.	Execution in Counterparts. This Amendment may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such agreement.

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IN WITNESS WHEREOF, each of the Parties has duly executed this Agreement as of the date and year set forth above.

AIG CAPITAL CORPORATION

By	/s/ William N. Dooley
Name	William N. Dooley
Title	Chief Executive Officer

AMERICAN INTERNATIONAL GROUP, INC.

By	/s/ Peter L. Juhas
Name	Peter L. Juhas
Title	VP, Global Head of Strategic Planning

JUMBO ACQUISITION LIMITED

By	/s/ Wing Fai Ng
Name	Wing Fai Ng
Title	Director

Signature Page